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Wearable device that improves the lives of those with complex neurological conditions

PITCH VIDEO   INVESTOR PANEL



protxx.com   Menlo Park CA

Software   Hardware   Technology   Artificial Intelligence   Saas

OVERVIEW   DETAILS   UPDATES 4   WHAT PEOPLE SAY 12   ASK A QUESTION 2

Highlights

1. Invented 1 minute non-invasive test that identifies and quantifies neuromotor and neurosensory impairments
2. PAAS model enhances management and treatment of concussions, stroke, Parkinson's, multiple sclerosis
3. Our solution is commercially available with over 20 customers and pilots in U.S., Canada, U.K., Japan
4. We reduce time, travel, and costs for patients through remote patient monitoring
5. Institute of Health Economics set value-based pricing of $5,000 per patient per month for PROTXX
6. Partnered with machine learning and neurophysiology leaders to develop predictive diagnostics

Our Team



John Ralston CEO and Founder

2016 “Pioneer in Healthcare Technology Innovations Award” CEO, Sales & Marketing, R&D at 8 previous Silicon Valley companies (2 IPOs, 8 M&A exits) MIT BSc, Cornell PhD, MIT Sloan MBA/MOT

> I founded PROTXX to address the challenges encountered by clinical neurology and sports medicine providers treating young athletes with sports-related neurological disruptions, after my youngest daughter was forced to stop playing soccer following 2 severe concussions. Related clinical applications now include stroke, MS, and Parkinson's disease.



James Walker Chief Financial Officer

Has led 4 previous Silicon Valley companies thru IPOs



Joshua Roper Vice President, Operations

GM, Product Executive, and Technology Leader experienced in Software, Hardware, Networking, Security, and IoT with more than 27M networked devices deployed and well over $2B in revenue

Pitch



PROTX
Transforming the lives of tens of millions of people with complex neurological conditions
Parkinson's
musculoskeletal
genetics
peripheral neuropathy
phenotype
concussion
vestibular
neurosurgery
CTE
neurodegeneration
ALS
Huntington's
tumor
visual system
pharmaceutical treatment
Alzheimer's
multiple sclerosis
tremor
somatosensory
balance
stroke
rehabilitation
TBI
• Injuries
• Disease, Aging
• Genetic disorders
John Ralston, PhD
CEO & Founder
john.ralston@protxx.com
https://protxx.com



PROTX
Forward-Looking Statements
This presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.
These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.
Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.
2



The Story Behind the Company
PROTX
Neurophysiological injury in young athletes
PROTXX CEO & Founder John Ralston with daughter
Non-invasive wearable solution to quantify
• Neurophysiological disruptions
• Response to treatment and rehabilitation
3



Our Focus Today
PROTX
Wearable neurophysiological sensors
Machine learning engine
Concussion
17 million patients (U.S.)
Multiple sclerosis
$286 billion annual healthcare costs
$12 billion revenue opportunity
Stroke
Parkinson's disease
4



Problem: Neurophysiological Conditions
PROTX



▪ Disruptions widespread throughout brain
▪ Impairments to **multiple physiological systems**
• Highly individual impairment profiles, fluctuating symptoms
Higher mental functions
Motor functions
Sensory functions
Somatosensory functions
Visual area
Balance, movement coordination
Auditory area
Hearing, speech recognition
Central nervous
Peripheral nervous
Musculo-skeletal
Neurovascular
Cardiovascular
Sensory
Visual
Vestibular
Somatosensory
▪ Current solutions: (i) multiple time-consuming tests, multiple clinical specialists, expensive equipment; (ii) subjective observations, patient self-reporting.
5



Clear Unmet Clinical Need
PROTXX
Healthcare Costs
(inefficiencies > 20%)
Current Solutions
Patient Outcomes
(PROM, QALYs, EQ-5D, ICECAP-A…)
▪ Better tools needed to classify, quantify, and manage conditions with impairments to multiple neurophysiological systems.
6



Technology (1/2): Phybrata Wearable Sensor
PROTXX
*phybrata = physiological vibration acceleration
20 sec Eyes Open
20 sec Eyes Closed
Time (sec)
ML acceleration (g)
AP acceleration (g)
Acceleration (g)
• attaches behind ear with disposable adhesive
• testing simply requires patient to stand still for 20 seconds eyes open, 20 seconds eyes closed
▪ Detects microscopic involuntary motions of the body, normal and pathological.
*Ralston JD, Raina A, Benson BW, Peters RM, Roper JM, Ralston AB. "Physiological Vibration Acceleration (Phybrata) Sensor Assessment of Multi-System Physiological Impairments and Sensory Reweighting Following Concussion". Medical Devices: Evidence and Research. 2020; 13: 411–438.
7



Technology (2/2): Phybrata Machine Learning Engine*
PROTXX
Musculo-skeletal
CNS, PNS
Somato-sensory
Vestibular
Visual
Hz
sec
▪ Identifies, analyzes contributions of each physiological system to biomechanical stabilization of head and eyes as body's reference for balance and movement.
*Hauenstein A, Roper JM, Ralston AB, Ralston JD. "Signal classification of wearable inertial motion sensor data using a convolutional neural network". Proc IEEE-EMBS 2019 Intnl Conf Biomed & Health Informatics, May 19-22, Chicago, IL.
8



Integrated Phybrata Solution
PROTXX
Day 1…
…Day 10
Change in Normalized PSD
Visual
Vestibular
CNS
Proprioceptive
Frequency (Hz)
Identify
Quantify
Monitor
▪ Identifies, quantifies, and monitors impairments using unique biomechanical vibrational signature of each physiological systems.
▪ Presents simple, intuitive test summary for clinician and patient.

Industrial Origins of Phybrata Solution*

PROTXX

- ***Industrial origins:*** detection, analysis of vibrational signatures for system design, remote monitoring, fault detection



- ***Phybrata solution:*** extends capabilities to precision healthcare → phybrata signatures enable digital biomarkers for human physiological impairments



Frequency (Hz)
Time (sec)
Change in Normalized PSD
Visual
Vestibular
CNS
Proprioceptive

*Ralston JD, Raina A, Benson BW, Peters RM, Roper JM, Ralston AB. **"Physiological Vibration Acceleration (Phybrata) Sensor Assessment of Multi-System Physiological Impairments and Sensory Reweighting Following Concussion"**. Medical Devices: Evidence and Research. 2020; 13: 411–438.

Validated and Protected

PROTXX



Monitoring of postural sway with a head-mounted wearable device: effects of gender, participant state, and concussion
May 2019



Physiological Vibration Acceleration (Phybrata) Sensor Assessment of Multi-System Physiological Impairments and Sensory Reweighting Following Concussion
Dec 2020

21 patent applications



patented

Peer-reviewed research publications

Product: B2B Platform-as-a-Service (PaaS)

PROTXX

Sensors, charging case — **Mobile app** — **Cloud data services**



BLE



Cellular, WiFi

- Signal processing
- Data analysis
- Machine learning
- Reporting

- ***B2B solution, 3 revenue streams:*** (i) annual PaaS license (ii) duration-based Remote Patient Monitoring (RPM) fees (iii) custom data subscriptions
- ***COGS = 8%*** of annual PaaS license fee

Customers

PROTXX

Healthcare systems deploying branded PROTXX app



PROTX
CLINIC
USER ID
PASSWORD
Dignity Health



Rehabilitation Medicine



Sports Medicine



Clinical Neurology

Value Proposition

PROTXX





...or just this.



All of this...

Enabling Precision Patient Care

PROTX



Concussions



Stroke



Multiple sclerosis



Parkinson's disease

Phybrata sensor/biomarkers enable personalized planning/management of treatments, medications, and rehabilitation therapies.

- Adjust rehab therapies and medications more precisely and more frequently
- Reduce incidence, severity, duration of longer-term physical disabilities, cognitive impairments
- Accelerate return to functional independence (stroke, concussion)
- Slow progression of physical and cognitive impairments (MS, Parkinson's)

Value-Based Pricing Validation

PROTX

IHE INSTITUTE OF HEALTH ECONOMICS ALBERTA CANADA

Economic Assessment Report
July 2020

*"For **stroke rehabilitation**, the PROTXX solution can be priced in the range **$C[6,800 - 76,000] per patient per month** and meet the cost-effectiveness criteria for the Canadian healthcare system."*



Disability, in rehab
Permanent disability, not in rehab
Full recovery, not in rehab
Functional independence, in rehab
Functional independence, not in rehab



$20,000
$0
-$20,000
-$40,000
-$60,000
-$80,000
-$100,000
-$120,000
$0
$20,000
$40,000
$60,000
$80,000
$100,000
$120,000
Net Monetary Benefit
$9,923
$75,749
$6,842
PTS Price(per patient per month)
Standard care
PTS scenario - 10% improvement
PTS scenario - 20% improvement
PTS - best case scenario

Max price = (QALYs gained x $50,000 (WTP) + cost savings) / 1 month

- $6,842 -> $1,115 from QALYs gained, and $5,727 from cost-savings
- $9,923 -> $4,166 from QALYs gained, and $5,757 from cost-savings
- $75,749 -> $69,372 from QALYs gained, and $6,377 from cost-savings

Addressable Market (U.S.) > $12B

PROTX

Medical Condition	Incidence	Prevalence	Avg Annual Cost per Patient ($)	Total Annual Costs ($B)	PROTXX Addressable Patients	PROTXX Value-Based $/patient/yr	Revenue Opportunity ($B/yr)
Concussions	4.3 M	5 M	12,000 *(24,000 for extended rehab)*	60	**645,000** (15% Inc in extended rehab)	**2,400** (10% of ext rehab cost)	**1.5**
Stroke	800,000	9.8M	13,000 ***(29,000** 1st yr, indep rehab,* ***58,000** 1st yr, dependent care)*	127	**440,000** (55% Inc in post-acute rehab)	**5,300** (IHE study, 06/2020)	**2.3**
Multiple sclerosis	22,000	920K	**51,000**	47	**782,000** (85% Prev with RRMS)	**5,100** (10% of avg patient cost)	**4.0**
Parkinson's disease	60,000	1M	**52,000**	52	**850,000** (85% Prev in physical therapy)	**5,200** (10% of avg patient cost)	**4.4**
		17M		***$286B***			***$12.2B***

- *Eliminate cost inefficiencies*
- *Remote patient management*
- *Improve patient outcomes*

Development Pipeline, Regulatory Roadmap

PROTX

	2017-2019	2020	2021	2022	2023
Wellness Device	MVP development, pilot testing, peer-reviewed publication; Transfer to manufacture; Commercial release	*"This non-medical device is not intended for diagnostic or preventative use. It measures physiological metrics and reports them to users or caregivers who then take the responsibility of making care decisions for the person being monitored."* Direct sales	Direct sales; International distributors	Direct sales; International distributors	Direct sales; International distributors
Balance Diagnostics	Discovery; Analytical validation	Clinical validation	FDA 510(k), HC MDEL; Commercial release		
Concussion	Discovery; Analytical validation	Clinical validation	FDA 510(k), HC MDEL; Commercial release		
Multiple Sclerosis	Discovery	Analytical validation; Clinical validation	Clinical validation	FDA, HC, EU; Commercial release	
Stroke	Discovery	Analytical validation	Clinical validation	Clinical validation; FDA, HC, EU	Commercial release
Parkinson's Disease	Discovery	Analytical validation	Clinical validation	Clinical validation; FDA, HC, EU	Commercial release

Global Distribution

PROTX



LOK Corporation and PROTXX Announce Global Distribution Partnership

October 2, 2020 - https://lok-corporation.com/protxx-announcement/

"We believe that PROTXX will be a game-changer in both neurology and sports medicine, two growing medical segments that we strongly believe in and that will be part of the core of our business in 2021."

Daniel Cloutier, CEO of LOK Corporation.

Clinical & Commercial Validation

	Paid Engagements	Data Pilots
Concussion	BCI, Concussion Medical Clinic, University of Stirling, MLB, Neurosciences Foundation, CEPN, Durham University, Dignity Health, 浜南共済病院	UCSB, Vibrantcare, University of Calgary Human Performance Lab, Warriors, Mount Sinai, AltaML
Multiple Sclerosis	University of Alberta, GRRIT Glenrose Rehabilitation, Mitacs Accelerate	Dignity Health, AltaML
Parkinson's Disease	Escape Bio, Dignity Health	Hotchkiss Brain Institute, Sutter Health
Stroke	University of Calgary Cumming School of Medicine, Dignity Health, Hotchkiss Brain Institute, Alberta Innovates	IHE Institute of Health Economics, Alberta Health Services, AltaML
Other*	University of Calgary Human Performance Lab, Dignity Health, Mitacs Accelerate, RFPSM	Sutter Health, Sun City, Mount Royal University, University of Lethbridge, Stanford Medicine

** Aging in Place, Peripheral Neuropathies, Chronic Pain, Neurosurgeries*

2021: New Remote Patient Monitoring Capabilities

PROTX

COVID-19 has accelerated demand for remote patient monitoring

BioWorld MedTech — *In wake of **COVID-19 funding**, PROTXX and Canadian university press for wearable MS monitoring device*

Multiple Sclerosis News Today — *PROTXX, University of Alberta collaborate to develop **remote healthcare platform** for MS*


Medical Wearables 2020
DECEMBER 8-10, 2020 ONLINE
FEATURED SPEAKER
John Ralston, PhD
Founder and CEO
Protxx
PRESENTATION TOPIC
Wearable Technologies for the Management of Degenerative Neurological Conditions

Phybrata Gait Analysis



Phybrata Extended Monitoring of Daily Activities



Competition

Competition	Quantify multiple impairments	Continuous & remote monitoring	Integrated diagnostics & therapeutics	Easy-to-use low-cost wearable
PROTX (20 patent applications)	✓	✓	✓	✓
Existing alternatives: CDP, EMG, EVS, fMRI	✓	✗	✗	✗
Clinical balance/gait systems: Bertec, Biodex, BodiTrak, BTrackS, CSMi, Korebalance, Tekscan	✓	✗	✓	✗
Video motion capture systems: BTS BioEngineering, Kinetisense	✓	✗	✗	✗
Wearable medical sensors: APDM, BIOPAC, BTS, Cerebrotech, Forest Devices, Jan Medical, NuroChek	✗ ✓	✓	✗	✓ ✗
Mobile apps: (Balance, movement, activity tracking) Sway Medical, C3 Logix, KD Balance	✗	✓	✗	✓

Corporate Roadmap

PROTX

Investment: Seed: $2M | Series A: $7M - $10M

	2017 - 2020	2021	2022	2023
Expenses:	$2.1M	$3.4 M	$5.5 M	$12.0 M
Revenues:	$261 K	$1.7 M (Current PaaS product)	$3.4 M	$11.6 M

2017 - 2020:
- Incorporated Oct 2016
- 2017 - Sensor, app, data platform developed
- 2018 - MVP pilot deployments
  - Sensor design freeze, transfer to manufacturing
- 2019 - 1st clinical validation study published
  - Commercial PaaS product launched, first customers & revenue
- 2020 - 1st customer-branded app release
  - 2 Mitacs research grants
  - 20th patent application filed

2021 - 2022:
- Expand sales and marketing of current PaaS product
- Expand clinical data collection, refine analytical and machine learning models
- Secure regulatory approvals for initial diagnostic applications
- R&D for new sensing, therapeutic solutions

2023:
- Data services
- New sensing, therapeutic capabilities

Management Team & Advisory Board

PROTX



John Ralston, PhD, MBA – CEO & Founder
- 2016 "***Pioneer in Healthcare Technology Innovations Award***"
- CEO, Sales & Marketing, R&D at ***8 Silicon Valley companies (2 IPOs, 8 M&A exits)***



Christy Lane, PhD – Advisory Board
- Founder and Co-CEO, Vivametrica
- Expertise in R&D and commercialization of ***wearable technology for digital health,***

Josh Roper – VP Operations



- Seasoned ***IoT and SW engineer, product manager, business unit executive***: Silver Spring Networks, SAP, Oracle, Portera, TXU

Andreas Hauenstein, PhD – Dir Platform Eng



- 23 years experience in ***advanced data analytics, mobile apps, SW platform development*** for financial services, wearables, industrial drones.

Jim Walker – Chief Financial Officer



- 25+ years experience as ***Silicon Valley CFO, COO*** developing, commercializing wide range of technologies and products ***(4 IPOs)***

rehabilitation medicine, and InsurTech.

Chris Wood, FACHE, MHA – Advisory Board



- Vice President, Neuroscience and Orthopedics, Dignity Health
- 20 years in ***neurology, orthopedics, telemedicine, healthcare administration***

Ashutosh Raina, MD – Advisory Board



- Medical Director, Ctr of Excellence ***Pediatric Neurology***, Dignity Health, Sacramento.
- Co-Founder, Concussion Medical Clinic

☑ IoT device and data platform engineers ☑ Clinical neurology practitioners and researchers ☑ Digital healthcare business professionals

Company Information (http://protxx.com)

PROTX

- Founded: Oct 2016
- Locations: Menlo Park, CA; Calgary AB
- Well-established partner network: R&D, manufacturing, clinical pilots, distributors

SWOPE DESIGN, HANA Microelectronics Group, Baril, RPT, AltaML, Concussion, BCI, LOK Corporation, Sutter Health, Alti-tech, University of Calgary, University of Alberta, Dignity Health



PROTX Medical Ltd.
CANADA
PROTX Inc.
UNITED STATES

Why Invest

PROTX

☑ Innovative and proven precision healthcare solution

☑ Large underserved market, high margin business model

☑ Defensible IP

☑ Experienced team, efficient use of cash to develop/launch revenue-generating product

☑ Potential for exceptional ROI



INVESTMENT
RETURN

LEAD INVESTOR



Terry Hsiao Professor at Marymount University

Protxx focuses on the tele-health segment of digital health with significant tailwind during and post pandemics when people and healthcare providers leverage sensors and app to remotely diagnose and improve patient health. The team is led by John Ralston whom I have known for over 20 years and is a highly accomplished and versatile technology innovator and entrepreneur. The team has received recognition from startup competition and shown perseverance, the company has a differentiated product and service, the distribution channel via care clinics, revenue model is clear and ramping up. The future is bright and timing is right to capture this opportunity.

Invested $1,000 this round & $100,000 previously

Learn about Lead Investors